SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. )1

eXegenics Inc.

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(Name of Issuer)

Common Stock, $.01 par value

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(Title of Class of Securities)

301610 10 1

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(CUSIP Number)

March 27, 2007

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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

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1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 301610 10 1	Page 2 of 6 Pages

________________________________

1. NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Johnson & Johnson

22-1024240

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2.	CHECK THE APPROPRIATE BOX IF	(a) ☐
A MEMBER OF A GROUP	(b) ☐

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3.	SEC USE ONLY

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4.	CITIZENSHIP OR PLACE OF ORGANIZATION

New Jersey

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NUMBER OF	5.	SOLE VOTING POWER
SHARES
BENEFICIALLY	-0-
OWNED BY
EACH	6.	SHARED VOTING POWER
REPORTING
PERSON WITH	16,125,775 shares of Common Stock

7.	SOLE DISPOSITIVE POWER

-0-

8.	SHARED DISPOSITIVE POWER

16,125,775 shares of Common Stock

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9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,125,775 shares of Common Stock

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10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

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11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.5%

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12.	TYPE OF REPORTING PERSON

CO

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The numbers set forth above include shares of Common Stock issuable upon conversion of Series C Preferred Stock and exercise of presently-exercisable stock options and warrants to purchase Common Stock.

CUSIP No. 301610 10 1	Page 3 of 6 Pages

________________________________

1. NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Johnson & Johnson Development Corporation

22-2007137

________________________________

2.	CHECK THE APPROPRIATE BOX IF	(a) ☐
A MEMBER OF A GROUP	(b) ☐

________________________________

3.	SEC USE ONLY

________________________________

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

New Jersey

________________________________

NUMBER OF	5.	SOLE VOTING POWER
SHARES
BENEFICIALLY	-0-
OWNED BY
EACH	6.	SHARED VOTING POWER
REPORTING
PERSON WITH	16,125,775 shares of Common Stock

7.	SOLE DISPOSITIVE POWER

-0-

8.	SHARED DISPOSITIVE POWER

16,125,775 shares of Common Stock

________________________________

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,125,775 shares of Common Stock

________________________________

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

________________________________

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.5%

________________________________

12.	TYPE OF REPORTING PERSON

CO

________________________________

The numbers set forth above include shares of Common Stock issuable upon conversion of Series C Preferred Stock and exercise of presently-exercisable stock options and warrants to purchase Common Stock.

CUSIP No. 301610 10 1	Page 4 of 6 Pages

Schedule 13G

ITEM 1(a) -	NAME OF ISSUER:

eXegenics Inc.

ITEM 1(b) -	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
1250 Pittsford-Victor Road

Pittsford, NY 14534

ITEM 2(a) -	NAME OF PERSON FILING:

This statement is being filed by Johnson & Johnson, a New Jersey corporation (“J&J”), and Johnson & Johnson Development Corporation, a New Jersey corporation (“JJDC”). JJDC is a wholly-owned subsidiary of J&J. The securities reported herein as being held by J&J and JJDC are directly beneficially owned by JJDC. J&J may be deemed to indirectly beneficially own the securities that are directly beneficially owned by JJDC.

ITEM 2(b) -	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

One Johnson & Johnson Plaza

New Brunswick, NJ 08933

ITEM 2(c) -	CITIZENSHIP:

J&J: New Jersey

JJDC: New Jersey

ITEM 2(d) -	TITLE OF CLASS OF SECURITIES:

Common Stock, $.01 par value per share (“Common Stock”)

ITEM 2(e) -	CUSIP NUMBER:

301610 10 1

ITEM 3 -	STATEMENTS FILED PURSUANT TO RULES 13D-1(B) OR

13D-2(B) OR (C):

Not applicable.

ITEM 4 -	OWNERSHIP:

The numbers set forth below include shares of Common Stock issuable upon conversion of Series C Preferred Stock and exercise of presently-exercisable stock options and warrants to purchase Common Stock.

(a) Amount Beneficially Owned:

J&J: 16,125,775 shares of Common Stock

JJDC: 16,125,775 shares of Common Stock

(b) Percent of Class:

CUSIP No. 301610 10 1	Page 5 of 6 Pages

J&J: 12.5%

JJDC: 12.5%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: -0-

(ii) shared power to vote or to direct the vote:

J&J: 16,125,775 shares of Common Stock

JJDC: 16,125,775 shares of Common Stock

(iii) sole power to dispose or to direct the disposition of: -0-

(iv) shared power to dispose or to direct the disposition of:

J&J: 16,125,775 shares of Common Stock

JJDC: 16,125,775 shares of Common Stock

ITEM 5 -	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

ITEM 6 -	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7 -	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT COMPANY:

Not applicable.

ITEM 8 -	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9 -	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10 -	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 301610 10 1	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JOHNSON & JOHNSON
By	/s/ DOUGLAS CHIA
Name: Douglas Chia
Title: Assistant Secretary

JOHNSON & JOHNSON DEVELOPMENT CORPORATION

By	/s/ JAYNE ZALL
Name: Jayne Zall
Title: Secretary

Dated: April 6, 2007

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